EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Further to the Company’s immediate report of December 3, 2015, and the description in the chapter containing a description of the Company’s business affairs in the Company's periodic report for 2018 regarding a claim and a class action certification motion filed against the subsidiary, D.B.S. Satellite Services (1998) Ltd. ("DBS") and against an additional multi-channel television company regarding charges for paid content services, immediate notification is hereby provided that on April 10, 2019, the Company was notified by DBS that a ruling had been rendered approving a settlement between it and the lead plaintiff, as part of which the form of the DBS purchase documents would be amended and a bonus would be granted to its relevant customers, estimated at NIS 8 million, in the form of a dedicated channel on which various films would be broadcast for a limited period of time.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.